FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.         News Release dated January 10, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: January 06, 2006

By:

“Harj Gill”

 Harj Gill

Its:     CEO

(Title)

January 10, 2006

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

 News Release – Dated January 10, 2006

cc:

FOR IMMEDIATE RELEASE

AMS HOMECARE RECEIVES FUNDING FROM BDC

•

provides corporate update

Vancouver, B.C. January 10, 2006 - AMS Homecare (OTCBB:AHCKF) announced today that it has received a CDN $500,000 loan for working capital from the Business Development Bank of Canada through Alterinvest Inc.. The loan, with net proceeds to be used for working capital purposes, is repayable at 17% per annum over five years.  There are no principal payments until Maturity.

“This funding will help us continue growing the company and assist our 65PLUS US retail operation as well as pursuing our strategy of growing our technology and wholesale business,” said Harj Gill, chief executive officer. “We are again gratified by BDC’s support and pleased that it exhibited further confidence in our business plan by providing these funds.”

With regards to other corporate developments, in early 2005 the company announced that it had launched a lawsuit in BC Supreme Court against the TSX Venture Exchange and others seeking damages approaching CDN $100 million dollars. The company reports that in November 2005 a statement of defense was received from the TSX Venture and certain named employees in response to the lawsuit filed by the company against the TSX Venture.  Mr. Harj Gill, CEO stated, “that I have read and reviewed the statement of defense from the TSX Venture and based on the facts that I know, I do not believe their defense is plausible.  The company has asked legal counsel to prepare for discoveries and to set a trial date”.

The company continues to negotiate acceptable terms with TotalTrak USA and Vytron Communications regarding agreements and business relationships announced in late 2005.  The company is pleased with the progress of the Ultra Wide Band Heart Rate and Respiratory Monitor being developed with Wireless2000 and continues its negotiations for acquiring Wireless2000.  Further announcements will follow.  The company opened its first 65PLUS store in Washington State in November 2005 and will announce the opening of its website (www.65plusstore.com) in the next few days.

It is noted that the company has not compensated any of its current directors since going public in 2002 for their services over the years and the company has also not compensated the CEO and also the President for personal guarantees provided by them to the company in order to secure company loans. The company therefore has issued the directors shares in the company.  The company has also issued shares to be maintained by the company to be used to compensate employees and to be used to finance the ongoing lawsuit filed by the company against the TSX Venture.  In addition, the company has issued shares to Rani Gill with respect to some of the damages suffered by her in the RTO process.  The shares issued are as follows:  Rani Gill. President, 161,000,000 shares; Harj Gill, CEO 10,000,000 shares; Jan Karnik, Director 4,000,000 shares; Amarjit Mann, Director 4,500,000 shares; Ranjodh Sahota, Director 4,500,000 shares; and AMS

Homecare Inc 5,000,000  shares.  The shares are restricted from trading until May 07, 2006.

About Business Development Bank of Canada

The Business Development Bank of Canada is a financial institution wholly owned by the government of Canada. BDC plays a leadership role in delivering financial and consulting services to Canadian small business, with a particular focus on technology and exporting. BDC's debt obligations, secured by the Government of Canada, are issued to the public and private sector institutions.

About AMS Homecare

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment, durable, disposable medical products, patient monitoring technology and is a US retailer with its own pharmacy/durable equipment store (http://www.65plusstore.com).  With a base of 300-plus dealer customers in Canada, the company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States. More information is available at (http://www.amshomecare.com).

For further information contact:

Daryl Hixt, at AMS Homecare

Corporate Communication
604-273-5173 ext 121
ir@amshomecare.com

Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties, including, but not limited to: the company’s ability to maintain strong relationships with its primary supplier and key dealers; the effects of competition from companies with greater resources; changes in manufacturers’ distribution channels; fluctuations in foreign currency; the level of government reimbursement for users as well as other government regulations; the company’s ability to retain key personnel; and, its ability to secure financing, notably to support its expansion into the U.S. market. These risks and uncertainties and others are enumerated in the company’s most current filed Annual and Interim Reports and could cause actual results to differ materially from those projected or implied in the forward-looking statements. Except for the company's continuing obligation to disclose material information under federal securities law, it is not obligated to update its forward-looking statements.